Exhibit 12.1
Computation of Ratios to Fixed Charges
(in thousands) (unaudited)

						Three months
	Year Ended December 31,					ended March 31,
	2003	2004	2005	2006	2007	2007	2008

Earnings
Income (loss) before income taxes and minority interest	$34,204	$11,780	$(25,705)	$(28,580)	$8,991	$(3,338)	$(6,920)
Plus:
Distributed income of equity investee	4,900	980	—	—	—	—	—
Equity (earnings) loss	(4,429)	1,435	4,100	(1,986)	—	—	—
Fixed charges	15,501	15,389	17,521	50,354	70,791	17,062	17,969
Capitalized interest	—	—	(211)	(1,740)	(363)	(363)	—
Minority interest	—	—	(34)	66	—	—	—

Total earnings	$50,176	$29,584	$(4,329)	$18,114	$79,419	$13,361	$11,049

Fixed Charges
Interest Expense	$13,436	$13,049	$15,255	$46,594	$65,888	$15,564	$17,151
Capitalized Interest	—	—	211	1,740	363	363	—
Rental expense representative of interest factor	2,065	2,340	2,055	2,020	4,540	1,135	818

Total fixed charges	$15,501	$15,389	$17,521	$50,354	$70,791	$17,062	$17,969

Ratio of earnings to fixed charges	3.2	1.9	—	—	1.1	—	—